Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS PRICES C$225 MILLION
OF 9.125% SENIOR UNSECURED DEBENTURES

Edmonton, Alberta, March 29, 2010 - North American Energy Partners Inc. (“NAEP” or the “Company”) (TSX/NYSE: NOA) announced today that it has priced a private placement of 9.125% series 1 senior unsecured debentures due 2017 with an aggregate principal amount of C$225 million (the “Debentures”).

“This is an important milestone in the execution of our business strategy,” said Rod Ruston, President and CEO of NAEP. “The successful completion of our refinancing plan is expected to strengthen our balance sheet, reduce our financing costs and enhance our ability to support future growth opportunities, particularly in the oil sands.”

The debentures will bear interest at 9.125% per annum, payable semi-annually in arrears on April 7 and October 7 and will be guaranteed by its subsidiaries. Subject to the satisfaction of customary closing conditions, the issuance of the Debentures is expected to close on April 7, 2010. The Company intends to use the net proceeds from the issuance, combined with borrowings under its credit facility and existing cash, to redeem all US$200 million principal amount outstanding of its 8¾% senior notes due December 2011 and liquidate all of the related secured currency and interest rate swaps.

“The planned refinancing will move us from US dollar denominated debt into Canadian dollar denominated debt, which is aligned with the currency of our operations,” said David Blackley, Chief Financial Officer. “The planned refinancing will also address our short-term refinancing risk, reduce our financial leverage and lower our overall cost of debt.”

NAEP is currently exposed to interest rate risk due to the unwinding of its US dollar interest rate swap in February 2009 and as a result, the effective interest rate on the 8¾% senior notes has increased above the hedged effective rate of 9.889%. “By removing the remaining swaps, we expect to decrease our interest rate risk exposure and lower our overall cost of borrowing,” said Blackley.

NAEP has issued a notice of redemption for the 8¾% senior notes to the trustee, Wells Fargo Bank, N.A., who will notify noteholders of the redemption details. The 8¾% senior notes will be redeemed on April 28, 2010 at par plus accrued and unpaid interest to the redemption date. Prior to the redemption date, the Company may purchase notes in the open market or by private contract.

NEWS RELEASE

The offering of the Debentures is being underwritten by CIBC World Markets Inc., as Sole Bookrunner, along with Scotia Capital Inc., Jefferies & Company Inc., TD Securities Inc. and HSBC Securities (Canada) Inc.

The offering of the Debentures is being conducted on a private-placement basis in each of the provinces of Canada and in the United States pursuant to certain exemptions from the registration requirements of the U.S. Securities Act.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the United States or to U.S. persons except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws or pursuant to an exemption therefrom.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands.  The Company maintains one of the largest independently owned equipment fleets in the region.

Forward-Looking Statements
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, “project”, “intend”, “continue” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, our internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

NEWS RELEASE

For more complete information about us you should read our disclosure documents that we have filed with the United States Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”). You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting SEDAR on the CSA website at www.sedar.com.

For further information, please contact:

Kevin Rowand
Director, Investor Relations & Strategic Planning
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax:      (780) 969-5599
Email: krowand@nacg.ca